CHELSEA OIL AND GAS LTD.

     MANAGEMENT DISCUSSION AND ANALYSIS

     As at and for the three and nine month periods ended September 30, 2013 and 2012

     NOVEMBER 29, 2013










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BASIS OF PREPARATION

The following Management's Discussion and Analysis ("MD&A") dated November 29, 2013 is a review of the results of operations and the liquidity and capital resources of Chelsea Oil and Gas Ltd. ("Chelsea" or the "Company") for the three and nine month periods ended September 30, 2013.

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"). This is the first reporting period in which the Company has prepared its financial statements under IFRS and the comparative information has been restated from US Generally Accepted Accounting Principles ("USGAAP") to comply with IFRS. In these financial statements, the term USGAAP refers to United States GAAP before the adoption of IFRS. Reconciliations to IFRS from the previously published USGAAP financial statements are shown in note 13 in the Company's financial statements for the three and nine month periods ended September 30, 2013.

The Company's significant accounting policies under IFRS are presented in note
3. These policies have been retrospectively and consistently applied except where specific exemptions permitted an alternative treatment upon transition to IFRS in accordance with IFRS 1, First-time Adoption of IFRS. The impact of the new standards, including reconciliations presenting the change from previous USGAAP to IFRS as at January 1, 2012, and as at and for the year ended December 31, 2012, is presented in note 13 in the Company's financial statements for the three and nine month periods ended September 30, 2013. AS A RESULT, FINANCIAL STATEMENTS PREVIOUSLY FILED BY THE COMPANY WHEN IT WAS CALLED AUSTRALIAN-CANADIAN OIL ROYALTIES LTD. ("ACOR") COMPILED UNDER USGAAP ARE NOT DIRECTLY COMPARABLE TO THE ACCOMPANYING FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013.

Certain information contained herein is forward-looking and based upon assumptions and anticipated results that are subject to risks, uncertainties and other factors. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary materially from those expected. For additional information, refer to Section 13 - Forward Looking Statements.

ALL DOLLAR AMOUNTS HEREIN ARE US DOLLARS UNLESS OTHERWISE NOTED.


                                                                               2

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CHAIRMAN'S MESSAGE

I am pleased to provide this first quarterly report for Chelsea Oil and Gas Ltd. as successor to Australian Canadian Oil Royalties Ltd.

Under its new management and Board, Chelsea has assembled a portfolio of oil and gas assets onshore Australia, principally in Queensland. The assets, by design, cover the oil and gas risk spectrum. We hold high risk, high reward unconventional prospects in the Georgina Basin through medium risk conventional light oil prospects in the Western Flank play of the Cooper Basin, to the lower risk development and exploitation of previous discoveries within the Surat/Bowen Basin.

On October 1 2013 we completed the merger of International TME Resources Inc., consolidating ownership of the five million acre ATP 582. This permit includes one million acres of land within the Toko Syncline of the southern Georgina Basin, the area of the basin thought to be the most prospective for both conventional and unconventional hydrocarbon accumulations. Further, a large portion of the permit covers lands considered prospective for unconventional resources in the Triassic strata of the Simpson Basin sequence. An operator on a nearby permit in Northern Territory has reported management estimates of 15-25 trillion cubic feet ("Tcf") of prospective resources in these strata.

Recent developments in the Georgina Basin with potentially dramatic impact on Chelsea include the recent announcement by Total S.A of the acceleration of exploration expenditures on its immediately adjacent joint venture with Central Petroleum Ltd., from $60 million to $95 million in the first phase of an three phase programme of up to $190 million expenditure. Over 1000 kilometers of new seismic data has recently been acquired and six wells are to be drilled within the next year to core and evaluate the unconventional potential of the Cambrian Arthur Creek formation in the Toko Syncline.

Also, immediately adjacent to Chelsea's ATP 582 west boundary, Statoil ASA has recently re-structured it's farm-in with Petrofrontier Corp. and has announced it will be increasing its expenditures and concentrating its efforts in the area of the Owen wells. This area of the Statoil/Petrofrontier permits is the most geologically similar to that of ATP 582 although it does not have the much thicker interval of prospective Cambrian strata that is present in the Toko Syncline underlying Chelsea's ATP 582. This brings Statoil's potential expenditure to $205 million over three phases.

In the Cooper Basin "West Flank" light oil play, Chelsea has farmed out its non-operated approximate 14% working interest in PEL's 112 and 444 for 3D seismic and one well commitment to each of its two permits. To date, the 3D has been completed on both permits and one unsuccessful exploratory well drilled on PEL 112. The second earning well on PEL 444 is committed to be drilled in 2014.

                                                                               3

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Chelsea's lower risk exploitation and development assets in the Surat/Bowen
Basin continue to be evaluated and further opportunities identified. Our technical team believes that while the Surat and Bowen basins are considered mature by Australian standards, much potential remains for secondary and enhanced recovery projects as typically applied in North America. Further, the fiscal regime for oil and, particularly, natural gas is very attractive to producers. Unlike North American where natural gas prices have fluctuated wildly the past decade, in the continental market, Australia and particularly Queensland has a long term demand for natural gas to supply its existing and planned LNG exports to Asia. This Asian demand and the under- performance of the coal seam gas sector has resulted in current prices of $8-$10 per GJ, projected to increase to $12 to $14 per GJ over the next three to five years.

The environment for oil is similarly attractive. The basin generally produces very high quality oil that is priced according to Tapis, a Malaysian benchmark crude that trades at a significant premium to both WTI and Brent crude. Further pricing support comes from the fact that Australia is a significant net importer of crude oil.

Management and the Board believe strongly in the quality and depth of Chelsea's assets base. The pieces are in place and the catalysts exist to provide a step-change in shareholder value. The "free exploration" being carried out by Total and Statoil in the Georgina Basin is the most significant of these at this time. Expenditures of up to $190 million by Total on one side and up to $205 million by Statoil on the other side dwarf the modest $11 million work requirement over the next three years on Chelsea's ATP 582.

An additional catalyst is the potential to establish and grow early cash flow from the Surat/Bowen assets. Current plans call for a capital expenditure of approximately five million dollars on a 3D seismic survey, initiation of pressure maintenance/water flood, at least one development well and one recompletion to evaluate a newly defined prospective zone.

In the Cooper Basin, a discovery on the farm-out of PEL's 112 and 444, while a small working interest, would contribute significant cash flow, as typically these wells produce at high rates. Also within the Cooper Basin, Chelsea holds numerous legacy overriding royalty (ORR) interests, generally small in size but covering extensive permit areas. These include a 0.175% ORR on the 2.9 Tct Hornet discovery. A $500 million development of this is planned by Senex, beginning in 2014. This is forecast to generate up to one million dollars per year to Chelsea under full field development. In total, including offshore Gippsland Basin, Chelsea holds varying ORR interests in over 12 million acres in addition to its net 5.2 million acres of high working interest lands.

While the company's commitments are modest considering the scope and potential of its asset base, funding is required to advance the projects. To this end, management, with help and guidance from the company's very experienced and valuable Board, has initiated a financing process. Response from the investment community has been very positive with regard to the Company's assets but, particularly in North America, less than enthusiastic about junior international explorers. In spite of these market conditions, the company has received support from several investment banks and institutions and is moving ahead with a view to securing a significant financing in the near term. Particulars of any deals reached will of course be promptly press released.

                                                                               4

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In closing, I thank all shareholders for their patience in the re-structuring of the company and the consolidation of its asset base. Together with, and on behalf of the Board of Directors, I look forward to reporting on the exploitation of Chelsea's impressive asset portfolio.

WILLIAM (BILL) PETRIE SR.
Executive Chairman
Chelsea Oil and Gas Ltd.

November 29, 2013






                                                                               5

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1. OVERALL PERFORMANCE

Australian-Canadian Oil Royalties Ltd. was incorporated April 28, 1997 in Vancouver, British Columbia, Canada. On September 27, 2013 Australian-Canadian Oil Royalties Ltd. was continued into the province of Alberta. On October 1, 2013, Australian-Canadian Oil Royalties Ltd. amalgamated with International TME Resources Inc. and was renamed Chelsea Oil and Gas Ltd. ("Chelsea" or the "Company"). The address of the Company's head office is 3200, 500-4th Ave SW, Calgary, AB Canada.

This MD&A and accompanying financial statements for the three and nine months ended September 30, 2013 are the first continuing disclosures for Chelsea as a Canadian Reporting Issuer. Chelsea previously reported under USGAAP and filed as a US Reporting Issuer until September 30, 2012, when the Company became a Foreign Private Issuer under applicable US Securities Laws.

With the completion of the acquisition of International TME Resources Inc. ("ITME") on October 1, 2013, the Company is now a Canadian Reporting Issuer and will file its continuing disclosure obligations required under MI 51-105 Issuers Quoted in the U.S. Over-The-Counter Markets.

2013 HIGHLIGHTS

[ ] Completed acquisition of ITME on October 1, 2013
[ ] Reconstituted Board and management of Company with seasoned industry professionals with considerable international exploration and development experience
[ ] Obtained NI 51-101 reserves and resource reports for the Company's
    Georgina and Surat Basin assets establishing multi-billion barrel potential in the Georgina Basin, and near-term cashflow from the existing discoveries in the Surat Basin
[ ] Initiated financing activities to fund the Company's 2014/15 capital programme

During the three and nine month period ended September 30, 2013, the Company's main operations were the closing of the ITME acquisition and establishment of the new Board and executive management team. The team have been evaluating the Company's existing assets throughout 2013, and obtained reserve and resource reports over a portion of the Company's assets establishing multi-billion barrel potential in the Georgina Basin and near-term cashflow from the existing discoveries in the Surat Basin.

                                                                               6

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2. SELECTED FINANCIAL INFORMATION

SUMMARY QUARTERLY INFORMATION FOR THE PRIOR 8 QUARTERS

[PICTURE OMITTED]

During 2013, the Company's revenues are earned from its overriding royalties ("ORRI") on its assets both onshore and offshore Australia. Overriding royalty income has declined over comparative quarters attributable to natural declines, and extended downtime experienced on its offshore ORRI.

Administrative costs were higher in 2012 as the Company incurred legal, financial and reserve auditor costs. Net loss in 2013 is attributable to the deemed value of the share purchase warrants granted in January 2013 and interest expense on the Company's shareholder loans.

3. RESULTS OF OPERATIONS

ROYALTY INCOME

For the quarter ended September 30, 2013, the Company received $10,798 (2012 - $16,728) in freehold royalties from its ORRI both onshore and offshore Australia. For the 9 month period ended September 30, 2013, The Company received $38,010 (2012 - $58,206) in royalty income. The decline over the comparative period is attributable to extended maintenance conducted on its offshore ORRI.

OPERATING COSTS

For the quarter ended September 30, 2013, the Company incurred direct operating costs totaling $1,824 (2012 - $nil). For the 9 month period ended September 30, 2013, the Company incurred $11,236 (2012 - $nil). Operating costs are attributable to the Company's Surat and Cooper Basin assets.

GENERAL AND ADMINISTRATIVE

For the quarter ended September 30, 2013, the Company incurred $12,198 (2012 - $33,206) in general and administrative expenses. For the 9 month period ended September 30, 2013, the Company incurred $49,388 (2012 - $158,889) of general and administrative costs. The decrease over the comparative periods is attributable to reduced professional costs. Refer to Item 8 for additional disclosures.

INTEREST INCOME

For the quarter ended September 30, 2013, the Company received finance income of $nil (2012 - $2,571). For the 9 month period ended September 30, 2013 the Company received finance income of $nil (2012 - $8,227). The difference over the prior period is attributable to the decreased cash balance over the comparative period.

INTEREST EXPENSE

For the quarter ended September 30, 2013, the Company incurred interest expenses of $190,293 (2012 - $1,176). For the 9 month period ended September 30, 2013 the Company incurred interest expenses of $274,132 (2012 - $29,022). Interest expenses relate to the shareholder loans. Refer to Item 4 for additional disclosures.

NET LOSS

For the quarter ended September 30, 2013, the Company incurred a loss of $199,845 (2012 - $21,582). For the 9 month period ended September 30, 2013, the company incurred a loss of $414,747 (2012 - $150,759). The higher loss in the current period is attributable to share-based compensation and interest expenses.

                                                                               7


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4. LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2013, the Company had $35,502 (2012 - $72,120) in cash held in the Company's bank accounts. The Company's total accounts receivable as at September 30, 2013 was $21,458 (2012 - $331,010). The Company's trade accounts payable and shareholder loans outstanding as at September 30, 2013 was $3,641,570 (2012 - $3,667,973). The Company's net working capital deficiency as at September 30, 2013 was $3.6 million (2012 - 3.2 million). Refer to Item 5 for additional disclosures.

The Company has financed its operations to date through the issuance of common shares to founding directors and other shareholders. Refer to 2013 Summary herein and Note 2 of the unaudited financial statements for additional discussion of the Company's liquidity and capital resources.

5. TRANSACTIONS WITH RELATED PARTIES

Concurrent with the acquisition of the assets in the Surat Basin in Australia, on March 1, 2012 the Company agreed to pay the vendors $3.0 million within 12 months and 8.5 million shares of the Company. The loan was non-interest bearing and was recorded at net present value of $2,770,084 and is secured by the Surat assets. At December 31, 2012 the net present value of the loan was $2,960,396. On March 25, 2013, the Company agreed to amend the terms of the loan so that interest would accrue at 8% per annum, with interest accrued from September 1, 2012.

During 2011, the Company borrowed $218,500 from two stockholders to fund the deposit for one of its exploration concessions in Australia. In the third quarter of 2012, $109,250 plus accrued interest of $6,958 was repaid. The remaining balance of $134,250 accrues interest at 12% per annum.

On January 9, 2013, the Company issued 3.0 million warrants to directors, officers and consultants. These performance warrants have an exercise price of $0.25 per warrant, but are only exercisable if the share price of the Company exceeds $1.00 per share for ten consecutive trading days, with a minimum of 100,000 shares traded over the same period.

6. PROPOSED TRANSACTIONS

The Company has no undisclosed proposed transactions at November 29, 2013.

7. OFF-BALANCE SHEET TRANSACTIONS

As at November 29, 2013, the Company does not have any off-balance sheet arrangements.

                                                                               8

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8. ADDITIONAL DISCLOSURE FOR COMPANIES WITHOUT SIGNIFICANT REVENUE

The following table sets forth a breakdown of material components of the general and administration costs of the Company for the three and six month periods ended September 30, 2013 and 2012:

[PICTURE OMITTED]



9. RECENT ACCOUNTING PRONOUNCEMENTS

Standards that are issued but not yet effective and that the Company reasonably expects to be applicable at a future date are listed below.

IFRS 9 - Financial Instruments. IFRS 9, as issued, reflects the first phase of the IASB's work on the replacement of IAS 39 and applies to classification and measurement of financial assets as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2015. In subsequent phases, the IASB will address classification and measurement of financial liabilities, hedge accounting and derecognition.

IFRS 10 - Consolidated Financial Statements. IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. The standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 11 - Joint Arrangements. IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or a joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-Monetary Contributions by Venturers. The standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 12 - Disclosure of Interests in Other Entities. IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. This standard is effective for annual period beginning on or after January 1, 2013.

IFRS 13 - Fair Value Measurements. IFRS 13 defines fair value, sets out in a single IFRS framework for measuring value and requires disclosure about fair value measurements. IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurement, except in specified circumstances. The standard is effective for annual periods beginning on or after January 1, 2013.

The Company has not completed its assessment of the impact of the above standards.

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10. FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party. A financial asset is any asset that is (i) cash; (ii) a contractual right to receive cash or another financial asset from another party; (iii) a contractual right to exchange financial instruments with another party under conditions that are potentially favourable to the entity; or (iv) an equity instrument of another entity. A financial liability is any liability that is a contractual obligation to (i) deliver cash or another financial asset to another party; or
(ii) exchange financial instruments with another party under conditions that are potentially unfavourable to the entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

As at September 30, 2013, the Company's financial instruments are cash, accounts recoverable and accounts payable and accrued liabilities and shareholder loans. The carrying amounts reflected in the balance sheet are carrying amounts and approximate their fair values due to the short-term nature and negligible credit losses.

The Company does not use derivative instruments or hedges to manage risks because the Company's exposure to credit risk and interest rate risk is insignificant.

11. SUBSEQUENT EVENT

ACQUISITION OF INTERNATIONAL TME RESOURCES INC.

On October 1, 2013, the Company completed the acquisition of International TME Resources Inc. ("ITME"). Chelsea issued a total of 13,976,542 common shares to acquire all of the issued and outstanding shares of ITME.

12. DISCLOSURE OF OUTSTANDING SHARE DATA

AUTHORIZED AND ISSUED SHARE CAPITAL

-------------- ------------ -------------- -------------
    CLASS       PAR VALUE    AUTHORIZED       ISSUED
-------------- ------------ -------------- -------------
   Common          Nil        Unlimited     64,005,607
-------------- ------------ -------------- -------------
  Preferred        Nil        Unlimited        Nil
-------------- ------------ -------------- -------------


[PICTURE OMITTED]

STOCK OPTIONS

As at November 29, 2013, the Companyhas not issued any stock options under its stock option plan.

WARRANTS

On January 9, 2013, the Company issued 3.0 million warrants to directors, officers and consultants. These performance warrants have an exercise price of $0.25 per warrant, but are only exercisable if the share price of the Company exceeds $1.00 per share for ten consecutive trading days, with a minimum of 100,000 shares traded over the same period.


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13. FORWARD LOOKING STATEMENTS

Certain statements included or incorporated by reference in this MD&A constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are for the purpose of providing information about Management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this MD&A include, but are not limited to, statements or information with respect to: business strategy and objectives; development plans; exploration plans; acquisition and disposition plans and the timing thereof; reserve quantities and the discounted present value of future net cash flows from such reserves; future production levels; capital expenditures; net revenue; operating and other costs; royalty rates and taxes.

Forward-looking statements or information are based on a number of factors and assumptions that have been used to develop such statements and information but may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions that may be identified in this MD&A, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost-efficient manner; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development or exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future oil and natural gas prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the countries in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that may have been used.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. The risks and uncertainties that may cause actual results to differ materially from the forward-looking statements or information include, among other things: the ability of Management to execute its business plan; general economic and business conditions; the risk of war or instability affecting countries or states in which the Company operates; the risks of the oil and natural gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; market demand; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; risks and uncertainties involving geology of oil and natural gas deposits; the uncertainty of reserves estimates and reserves life; the ability of the Company to add production and reserves through acquisition, development and exploration activities; the Company's ability to enter into or renew production sharing concession; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of estimates and projections relating to production (including decline rates), costs and expenses; fluctuations in oil and natural gas prices, foreign currency, exchange, and interest rate risks inherent in the Company's marketing operations, including credit risk; uncertainty in amounts and timing of oil revenue payments; health, safety and environmental risks; risks associated with existing and potential future law suits and regulatory actions against the Company; uncertainties as to the availability and cost of financing; and financial risks affecting the value of the Company's investments. Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.

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THE FORWARD-LOOKING STATEMENTS OR INFORMATION CONTAINED IN THIS MANAGEMENT'S
DISCUSSION AND ANALYSIS ARE MADE AS OF NOVEMBER 29, 2013.

14. RISK FACTORS

OVERVIEW

The Company's primary business consists of the exploration and, if successful, the development of oil and gas properties. There are a number of inherent risks associated with the exploration, development and production of oil and gas reserves, many of these risks are beyond the control of the Company.

Success in the junior oil and gas sector is measured by a Company's ability to raise funds and the ability to secure properties of merit. Not all of these factors are within management's control. The ability to raise funds is in part dependent on the state of the junior resource stock market, which in turn is dependent on the economic climate, oil and gas prices and perceptions as to which way the market is headed. The ability to secure properties of merit is in large part dependent on management's contacts and the vitality of the sector.

BUSINESS RISKS AND RISK MITIGATION

There are a number of risks facing participants in the Canadian oil and gas industry. Some of the risks are common to all businesses, while others are specific to the sector. The most important of these risks are set out below, together with the strategies Chelsea employs to mitigate and minimize these risks.

INHERENT INDUSTRY RISKS - RISKS OF FAILING TO DISCOVER ECONOMIC RESERVES
ADDITIONS

The Company's strategies include focusing on oil and gas prone selected areas in Australia, utilizing a team of highly qualified professionals with expertise and experience in these areas, expanding operations in core areas, continuously assessing new exploration opportunities to complement existing activities and striving for a balance between higher risk exploratory drilling, and lower risk development drilling.

Beyond exploration risk, there is the potential that the Company's oil and natural gas reserves may not be economically produced at prevailing prices. Chelsea minimizes this risk by generating exploration prospects internally, targeting high quality projects and by attempting to operate the projects and the infrastructure used to access the sales markets.

                                                                              12


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FINANCIAL COMMODITY PRICE, CAPITAL EXPENDITURE REQUIREMENTS, LIQUIDITY AND
ENVIRONMENTAL RISKS

Commodity prices are driven by supply, demand and market conditions outside the Company's influence and control. Chelsea manages this risk by constantly monitoring the forecasted price given by aggregators, banks, and third party engineering firms.

Chelsea manages capital expenditures by two separate tracking systems: a historical accounting system that records the actual costs and a perpetual forecasting model that is constantly updated based on real-time information.

Chelsea's capital investment process is based on risk analysis to ensure capital expenditures balance the objectives of immediate cash flow growth in development activities and future cash flow from the discovery of reserves through exploration.

It is likely that in the future, Chelsea will be required to raise additional capital through debt and equity financings in order to fully realize the Company's strategic goals and business plans. Chelsea's ability to raise additional capital will depend on a number of factors, such as general economic and market conditions that are beyond the Company's control. If the Company is unable to obtain additional financing or to obtain it on favourable terms, Chelsea may be required to forego attractive business opportunities. However, as Chelsea strives to be the operator of virtually all of its operations at a high working interest position, the Company should be able to be flexible in the timing of operations to ensure a continued strong financial position. The Company is committed to maintaining a strong balance sheet combined with an adaptable capital expenditures program that can be adjusted to capitalize on or reflect acquisition opportunities or a tightening of liquidity sources if necessary.

The Company manages operational risks by employing skilled professionals utilizing leading-edge technology and conducting regular maintenance and training programs. Chelsea has updated its operational emergency response plan to address these operational issues. In addition, a comprehensive insurance program is maintained to mitigate risks and protect against significant losses where possible. Chelsea operates in accordance with all applicable environmental legislation and strives to maintain compliance with such regulations.

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15. DEFINITIONS

In this Managements Discussion and Analysis the terms below have the meanings indicated:

-------------------------------------------- -----------------------------------

                OIL AND NATURAL GAS LIQUIDS             NATURAL GAS
-------------------------------------------- -----------------------------------

bbl            barrel                        Mcf     thousand cubic feet
-------------- ----------------------------- ------- ---------------------------

bbls           barrels                       Mmcf    million cubic feet
-------------- ----------------------------- ------- ---------------------------

Mbbls          thousand barrels              Mcf/d   thousand cubic feet per day
-------------- ----------------------------- ------- ---------------------------

bbls/d         barrels per day               NGLs    natural gas liquids
-------------- ----------------------------- ------- ---------------------------

OTHER

API(degree) an indication of the specific gravity of crude oil measured on the
            API gravity scale. Liquid petroleum with a specified gravity of 28(degree) API or higher is generally referred to as light crude oil.

Boe barrel of oil equivalent on the basis of 1 BOE to 6 Mcf of natural gas. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 1 BOE for 6 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

boed        barrel of oil equivalent per day

mboe        1,000 barrels of oil equivalent

Proved means those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved reserves

Probable means those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable reserves

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16. USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and use judgment regarding the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenues, expenses and impairment during the year. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future periods could require a material change in the financial statements. Accordingly, actual results may differ from the estimated amounts as future confirming events occur. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are as follows:

RECOVERABILITY OF ASSET CARRYING VALUES

The recoverability of development and production asset carrying values are assessed at a cash generating unit ("CGU") level. Determination of what constitutes a CGU is subject to management judgments. The asset composition of a CGU can directly impact the recoverability of the assets included therein. Judgments are required to assess when impairment indicators exist and impairment testing is required. The key estimates used in the determination of cash flows from oil and natural gas reserves include the following:

Reserves - Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated. The Company has obtained an independently evaluated reserves report which is complaint with the Canadian Securities Administrators National Instrument 51-101: Standards for Disclosure for Oil and Gas Activities.

Oil and natural gas prices - Forward price estimates are used in the cash flow model. Commodity prices can fluctuate for a variety of reasons including supply and demand fundamentals, inventory levels, exchanges rates, weather, and economic and geopolitical factors.

Discount rate - The discount rate used to calculate the net present value of cash flows is based on estimates of an approximate industry peer group weighted average cost of capital. Changes in the general economic environment could result in significant changes to this estimate.

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DEPLETION AND DEPRECIATION

Amounts recorded for depletion and depreciation and amounts used for impairment calculations are based on estimates of total proved and probable petroleum and natural gas reserves and future development capital. By their nature, the estimates of reserves, including the estimates of future prices, costs and future cash flows, are subject to measurement uncertainty. Accordingly, the impact to the consolidated financial statements in future periods could be material.

market conditions, discovery and analysis of site conditions and changes in technology. Other provisions are recognized in the period when it becomes probable that there will be a future cash outflow.

SHARE-BASED COMPENSATION

Compensation costs recognized for share based compensation plans are subject to the estimation of what the ultimate payout will be using pricing models such as the Black-Scholes model which is based on significant assumptions such as volatility, dividend yield and expected term. Several compensation plans are also performance based and are subject to management's judgment as to whether or not performance criteria will be met.

DEFERRED TAXES

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. As such income taxes are subject to measurement uncertainty. Deferred income tax assets are assessed by management at the end of the reporting period to determine the likelihood that they will be realized from future taxable earnings.

17. ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml


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